

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

via U.S. mail and facsimile

Carol Meyrowitz, President
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

      RE: The TJX Companies, Inc.
               Form 10-K for Fiscal Year Ended January 30, 2010 and filed March 30, 2010
               File No.: 1-04908

Dear Ms. Meyrowitz:

     We have completed our review of your Form 10 and related filings and have no further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director
                    Office of Beverages, Apparel and
                    Health Care Services

cc: Carol Meyrowitz, President
        Via facsimile to (508) 390-2199